SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Director/PDMR Shareholding dated 01 April 2021
Exhibit 1.2	Director/PDMR Shareholding dated 12 April 2021
Exhibit 1.3	Director/PDMR Shareholding dated 14 April 2021
Exhibit 1.4	Share Repurchases dated 28 April 2021
Exhibit 1.5	Director/PDMR Shareholding dated 28 April 2021
Exhibit 1.6	Transaction in Own Shares dated 29 April 2021
Exhibit 1.7	Transaction in Own Shares dated 30 April 2021
Exhibit 1.8	Transaction in Own Shares dated 30 April 2021

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	ADSs acquired following the release of restricted share units pursuant to a bp Restricted Share Plan II award made in 2018, after adjustments for tax and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	70
d)	Aggregated information - Volume - Price - Total	70 Nil consideration (market value $24.35) Nil (market value $1,704.50)
e)	Date of the transaction	31 March 2021
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.00418	46
d)	Aggregated information - Volume - Price - Total	46 £3.00418 £138.19
e)	Date of the transaction	6 April 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.0265	84
d)	Aggregated information - Volume - Price - Total	84 £3.0265 £254.23
e)	Date of the transaction	6 April 2021
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.95	108
d)	Aggregated information - Volume - Price - Total	108 £2.95 £318.60
e)	Date of the transaction	12 April 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.95	105
d)	Aggregated information - Volume - Price - Total	105 £2.95 £309.75
e)	Date of the transaction	12 April 2021
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.4

BP p.l.c.

----------------------

Share Repurchases

----------------------
28 April 2021

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company to offset the expected full-year dilution from the vesting of awards under employee share schemes, as announced by the Company on 27 April 2021.

The maximum amount allocated to the Programme is around $500 million for a period up to and including 30 June 2021.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2020 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules.

Further enquiries:

Craig Marshall         +44(0) 207 496 4962

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Purchase of shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.996938	15,696
d)	Aggregated information - Volume - Price - Total	15,696 £2.996938 £47,039.94
e)	Date of the transaction	28 April 2021
f)	Place of the transaction	London Stock Exchange XLON

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 April 2021 it has purchased, in accordance with the authority granted by shareholders at the 2020 Annual General Meeting of the Company, a total of 11,875,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 28 April 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	8,001,000	2,324,000	1,550,000
Highest price paid per Share (pence):	306.4000	306.2500	306.2500
Lowest price paid per Share (pence):	298.0000	298.0000	298.0000
Volume weighted average price paid per Share (pence):	302.7092	302.7429	302.7258

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2020 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	302.7092	8,001,000
Cboe (UK)/BXE	302.7429	2,324,000
Cboe (UK)/CXE	302.7258	1,550,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9832W_1-2021-4-28.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 April 2021 it has purchased, in accordance with the authority granted by shareholders at the 2020 Annual General Meeting of the Company, a total of 12,331,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 28 April 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	8,276,000	2,409,000	1,646,000
Highest price paid per Share (pence):	308.2500	308.2500	308.1500
Lowest price paid per Share (pence):	302.4000	302.5000	302.6000
Volume weighted average price paid per Share (pence):	305.8865	305.9304	305.9369

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2020 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	305.8865	8,276,000
Cboe (UK)/BXE	305.9304	2,409,000
Cboe (UK)/CXE	305.9369	1,646,000
Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2942X_1-2021-4-30.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 April 2021 it has purchased, in accordance with the authority granted by shareholders at the 2020 Annual General Meeting of the Company, a total of 12,777,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 28 April 2021 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	8,536,000	2,491,000	1,750,000
Highest price paid per Share (pence):	307.4000	307.3500	307.3500
Lowest price paid per Share (pence):	301.7500	301.9500	301.9500
Volume weighted average price paid per Share (pence):	304.8014	304.7749	304.7355

The Company intends to cancel these shares in accordance with the intentions expressed in connection with the authority granted by its shareholders at the Company's 2020 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

For further information, please contact:

BP p.l.c.
Craig Marshall
+44(0) 207 496 4962

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	304.8014	8,536,000
Cboe (UK)/BXE	304.7749	2,491,000
Cboe (UK)/CXE	304.7355	1,750,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3034X_1-2021-4-30.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 May 2021
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary